UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2023.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements, in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report on Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
•a decrease in the market value of our vessels;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•delays or defaults in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows;
•an oversupply of dry bulk vessels, which may depress charter rates and profitability;
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•the failure of our contract counterparties to meet their obligations, including changes in credit risk with respect to our counterparties on contracts;
•the loss of a large customer or significant business relationship;
•the strength of world economies;
•the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect our earnings;
•our ability to successfully employ our dry bulk vessels and replace our operating leases on favorable terms, or at all;
•changes in our operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses, including in the case of a vessel collision;

•vessel breakdowns and instances of offhire;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);
•risks associated with any future vessel construction or the purchase of second-hand vessels;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•the impact of an interruption or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by us and our customers) related to complying with such regulations;
•changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•potential difference in interests between or among certain members of our board of directors, executive officers, senior management and shareholders;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•potential exposure or loss from investment in derivative instruments;
•stability of Europe and the Euro or the inability of countries to refinance their debts;
•the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•fluctuations in currencies;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the ongoing developments in the Ukraine region;
•general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•the impact of adverse weather and natural disasters;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•changes in seaborne and other transportation;
•the length and severity of epidemics and pandemics;
•impacts of supply chain disruptions and market volatility surrounding the impacts of the Russian-Ukrainian conflict and significant global inflationary pressure;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States;
•our treatment as a "passive foreign investment company" by U.S. tax authorities;
•being required to pay taxes on U.S. source income;
•our operations being subject to economic substance requirements;
•the volatility of the stock price for our common shares, from which investors could incur substantial losses, and the future sale of our common shares, which could cause the market price of our common shares to decline; and
•other factors discussed in "Item 3. Key Information D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Commission on March 16, 2023, or our Annual Report.

We caution the reader of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	September 5, 2023	By:	/s/ Peder Simonsen
Name: Peder Simonsen
Title: Principal Financial Officer

EXHIBIT 99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2023 and 2022 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our Annual Report.

As used herein, "we," "us," "our," "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries. The term deadweight ton, or dwt, is used in describing the size and capacity of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:
•Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•Capesize, which are vessels with carrying capacities of between 105,000 dwt and 200,000 dwt;
•Panamax (including Kamsarmax), which are vessels with carrying capacities of between 65,000 and 105,000 dwt; and
•Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are represented in U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. On March 31, 2015, we completed a merger with Golden Ocean Group Limited and subsequently changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the symbol "GOGL".

We own and operate dry bulk carriers consisting of Newcastlemax, Capesize, Panamax (including Kamsarmax) and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and the United Kingdom. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2023, we owned 81 dry bulk vessels. In addition, we had nine vessels chartered-in (of which seven were chartered in on financial leases and, one was chartered in on an operating lease from SFL Corporation Ltd., or SFL, and one was chartered in on an operating lease from an unrelated third party). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama. In addition, in 2021 and 2022, we entered into contracts for the construction of ten Kamsarmax newbuilding vessels, four of which were delivered by June 30, 2023 and included into the fleet numbers above, and remaining six are scheduled to be delivered to us by the fourth quarter of 2024. Further, in February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt Newcastlemax vessels equipped with exhaust gas cleaning systems. Five out of six vessels were delivered to the Company as of June 30, 2023, and the remaining Newcastlemax vessel was delivered in July 2023. The newly acquired vessels were chartered back to their former owner, an unrelated third party, for approximately 30 months from the date of delivery at an average net TCE rate of just above $21,000 per day.

ESG update

Our comprehensive and stand-alone annual ESG report, in respect of the calendar year ended December 31, 2022, was published in May 2023 and can be found on the Company's website. The information in the ESG report and on the Company’s website is not incorporated by reference into this document.

The ESG report provides an opportunity to reflect on Golden Ocean’s ESG journey and to demonstrate its progress towards its goals. Golden Ocean has continued to make progress in managing environmental, social and governance factors (“ESG”) in 2023.

In previous years we set targets for scope 1 emission reduction and aim to reduce our Annual Efficiency Ratio (AER) by 15% by 2026 and 30% by 2030, compared to 2019 levels. We also targeted net-zero emissions by 2050. In 2023, we have continued to implement measures to achieve targets above. As of the date of this report, these measures have not resulted in a material increase of our ESG related expenditures. The longer-term prospective creates a vast array of implications for our business and dry bulk industry in general and involve more uncertainty. As of the date of this report, we have one of the most modern and fuel-efficient fleets in the industry, and we continue to modernize our fleet by selling older tonnage. In the long-term, we are looking for zero emission propulsion technology with the ultimate aim of net zero emissions.

During the six months ended June 30, 2023, we have not incurred any material capital expenditures with regards to our environmental initiatives when compared to respective financial statement lines. In the first six months of 2023, we have incurred operating costs of $1.3 million for various energy saving devices and digitalization. In addition, in 2023 we increased drydock costs for cargo hold maintenance and hull/cargo sand blasting and painting by approximately $6 million to improve efficiency of our vessels. Further, we have incurred $2.6 million in the six months ended June 30, 2023 for ballast water treatment systems ("BWTS") installation costs, and $5.9 million for scrubber installations, both of which were capitalized.

Even though decarbonization is of strategic importance to us, when compared to our total revenues, total operating expenditures and 'Vessel and Equipment, net', we determined that the total cost of our environmental initiatives, as described above is not material to our business.

Russian-Ukrainian War

The ongoing conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters.

The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, and investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Prior to the conflict, Russia and Ukraine combined accounted for approximately 10% of global steel trade and supply approximately 30% of Europe’s steel imports. Following the onset of the conflict, steel buyers had to find alternative supplies to substitute for steel and semi-finished products sourced from Russia and Ukraine, which stimulated seaborne trade routes. The impact of decreased demand for certain commodities was offset by increased demand for others, elevated port congestion and new trade routes that emerged after Russia’s incursion into Ukraine.

The direct impact of the conflict on our business has been limited to certain time charter cancellations and suspensions under time charter agreements made prior to the onset of the conflict. In March 2022, with respect to the Golden Pearl, we cancelled a time charter agreement in consequence of our counterparty’s failure to pay charter hire following the imposition of sanctions by the European Union on charterers’ beneficial owner. In addition, in April 2022, we suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering), and in May 2022 redelivered those vessels to their disponent owners, where we understand that those vessels were financed by disponent owners as part of a sale-leaseback arrangement with a Russian-state owned entity.

Other
Our Annual General Meeting took place on May 8, 2023, where the resolution was passed to re-elect Ola Lorentzon, John Fredriksen, James O’Shaughnessy and Ben Mills as Directors of the Company.

On June 1, 2023, the Company announced that Ulrik Andersen, Chief Executive Officer of Golden Ocean Management AS, decided to step down from his position. The Board has appointed Lars-Christian Svensen, Golden Ocean’s Chief Commercial Officer, to take the role as Interim Chief Executive Officer of Golden Ocean Management AS.

Results of Operations
Six-months ended June 30, 2023 compared to the six-months ended June 30, 2022

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In the first six months of 2023, market conditions weakened compared to the first six months of 2022, which is illustrated by the change in the Baltic Dry Index, or BDI, from an average of 2,279 points in the six months ended June 30, 2022 to an average of 1,157 points in the six months ended June 30, 2023.

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Time charter revenues	181,693	345,241	(163,548)
Voyage charter revenues	226,946	236,158	(9,212)
Other revenues	1,261	450	811
Total operating revenues	409,900	581,849	(171,949)

Time charter revenues decreased by $163.5 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to:

•a decrease of $118.9 million reflecting lower rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods;
•a decrease of $28.4 million due to the sale of two vessels that were delivered to new owners during first half of 2023 and three vessels that were delivered to new owners during the first half of 2022, whereas in the six months ended June 30, 2022, the vessels were in our fleet for part of or the entire duration of the period;
•a decrease of $19.7 million reflecting the decrease in bunker prices for bunkers on board delivered to charterers; and
•a decrease of $6.0 million attributable to chartered-in vessels that traded on time charters during the period.

This was partially offset by:

•an increase of $2.5 million attributable to an increase in the number of time charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods;
•an increase of $6.4 million attributable to the five Newcastlemax vessels acquired from H-Line during the six months ended June 30, 2023; and
•an increase of $0.6 million attributable to increase in amortization of unfavorable charter party contracts during the period.

Voyage charter revenues decreased by $9.2 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to:

•a decrease of $61.9 million attributable to decrease in the dry bulk market; and
•a decrease of $3.7 million due to sale of vessels.

This was partially offset by:

•an increase of $54.7 million relating to increased voyage activity of chartered-in vessels; and
•an increase of $1.7 million due to delivery of four newbuildings during the period.

Other revenues increased by $0.8 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022.

Gain on sale of assets

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Gain on sale of assets	2,583	9,516	(6,933)

Gain on sale of assets of $2.6 million was recorded in the first six months of 2023 and related to the sale of Golden Strength which was delivered to its new owner during the period.

In February 2022, we entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for $52.0 million en-bloc. Upon delivery of vessels, we recorded a gain of $9.5 million from the sale in the second quarter of 2022.

Other operating income (expenses), net

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Other operating income (expenses), net	—	(413)	413

The amount booked under "Other operating income (expenses), net" was in the six months ended June 30, 2022, related to an adjustment for the financial year 2021 based on updated Capesize Chartering Ltd. (“CCL”) results for 2021. All vessels were redelivered to us in 2021 after the termination of our relationship with CCL.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Voyage expenses and commissions	123,626	122,901	725

Voyage expenses and commissions increased by $0.7 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 due to:

•an increase of $26.0 million relating to more vessels chartered in; and
•an increase of $1.3 million relating to vessels delivered during the six months ended June 30, 2023.

This was partially offset by:

•a decrease of $25.0 million attributable to a decrease in fuel prices and commissions; and
•a decrease of $1.6 million relating to vessels sold in 2023 and 2022.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Ship operating expenses	124,061	108,534	15,527

Ship operating expenses increased by $15.5 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to:

•an increase of $9.2 million in drydocking expenses after nine vessels, contributing with a total of 250 drydocking days, were drydocked in the six months ended June 30, 2023, compared to seven vessels, contributing with a total of 166 drydocking days, were drydocked in the six months ended June 30, 2022. Of the increase, approximately $6 million relates to increased drydocking scope to improve vessel efficiencies and covering increased hull & cargo blasting area and additional paint;

•an increase of $3.8 million due to five Newcastlemaxes and four newbuildings delivered during the period;
•an increase of $6.9 million attributable to the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charters during the six months ended June 30, 2023; and
•an increase of $5.3 million mostly related to various vessels upgrades and costs related to change of technical managers for 27 of our vessels.

This was partially offset by:

•a decrease of $2.7 million related to running ship operating expenses, primarily as a result of reduction in COVID related crew expenses in the six months ended June 30, 2023, for vessels that were in our fleet through the duration of both of these periods; and
•a decrease of $7.0 million relating to vessels sold.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Charter hire expenses	26,992	25,683	1,309

Charter hire expenses increased by $1.3 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to:

•an increase of $13.8 million related to an increase in trading activity for short-term charter-in activity from third parties; offset by
•a decrease of $12.5 million related to a decrease in chartered in rates.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Administrative expenses	9,329	10,624	(1,295)

Administrative expenses decreased by $1.3 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 due to lower non-recurring personnel expenses.

Impairment loss on vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Impairment loss on vessels	11,780	—	11,780

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels were delivered to their new owners in the second quarter of 2023. In the first quarter of 2023, the Company recorded an impairment loss of $11.8 million in connection to the sale. No impairments were recorded in the six months ended June 30, 2022.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Depreciation	64,087	64,968	(881)

Depreciation decreased by $0.9 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022 primarily due to:

•a decrease of $2.6 million due to sale of vessels in 2023 and 2022.

The decrease was partially offset by:

•an increase of $1.1 million attributable to vessels delivered in the six months ended June 30, 2023, in connection with the acquisition of six Newcastlemax vessels in February 2023 where five out of six vessels were delivered as of June 30, 2023;
•an increase of $0.4 million attributable to four Kamsarmax newbuildings delivered in the six months ended June 30, 2023; and
•and increase of $0.2 million attributable to vessels that were in our fleet during both periods.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Interest income	2,685	294	2,391

Interest income increased by $2.4 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to higher interest rates earned on our deposits.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Interest on floating rate debt	(38,951)	(17,466)	(21,485)
Finance lease interest expense	(4,180)	(3,026)	(1,154)
Amortization of deferred charges	(3,066)	(1,662)	(1,404)
	(46,197)	(22,154)	(24,043)

Interest expense increased by $24.0 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to:

•an increase of $21.5 million of interest on our floating rate debt primarily due to an increase in LIBOR and SOFR rates, with the average three month LIBOR rates increasing from 1.02% in the first half of 2022 to 5.15% in the first half of 2023;
•an increase of $1.4 million of amortization of deferred charges; and
•an increase of $1.2 million in finance lease interest expenses.

Share of results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Share of results of associated companies	9,868	27,120	(17,252)

Share of results of associated companies decreased by $17.3 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022. This was primarily due to our share in earnings from our investments in SwissMarine Pte. Ltd. (“SwissMarine”) which amounted to $5.2 million in the six months ended June 30, 2023 compared to an equity in earnings of $19.1 million in the six months ended June 30, 2022. The decrease was primarily driven by worsened market conditions. In addition, we recognized a total equity in earnings of $4.7 million from our investment in TFG Marine Pte Ltd (“TFG Marine”) and United Freight Carriers LLC (“UFC”) in the six months ended June 30, 2023, compared to an equity in earnings of $8.0 million in the six months ended June 30, 2022.

Gain on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Gain on derivatives	6,962	25,877	(18,915)

The gain on derivatives decreased by $18.9 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to a negative development in the change of fair value of our USD denominated interest rate swaps of $14.1 million. In addition, we had a negative development for bunker derivatives of $1.7 million and forward freight derivatives of $3.1 million.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2023	2022
Other financial items	202	(242)	444

Other financial items increased by $0.4 million in the six months ended June 30, 2023 compared with the six months ended June 30, 2022 primarily due to a positive development of $0.8 million related to mark-to-market of our investments in equity securities recognized at fair value. The increase was partially offset by an increase of $0.4 million in other financial charges.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, “Recently Issued Accounting Standards” to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through the issuances of equity and debt securities and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner and Singapore Dollars.

As of June 30, 2023, we had six vessels under construction and related outstanding contractual commitments of $149.7 million due by the fourth quarter of 2024. Remaining contractual commitments will be financed through the operating cash flows, sale of older vessels and debt financing to be established closer to the delivery of the newbuildings. In July 2023, the Company signed an agreement for a $40.0 million facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023.

As of June 30, 2023, the Company has outstanding contractual commitments of $45.0 million for the one out of six newly acquired Newcastlemax vessels. Remaining contractual commitments will be financed through the operating cash flows and draw down of debt on $233.0 million two-year credit facility entered into in March 2023.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), payment of installments for newbuildings, activities relating to decarbonization, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $50 million undrawn revolving credit tranche under the $304 million facility and $25 million undrawn revolving credit tranche under the $175 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 8, "Cash, cash equivalents and restricted cash", for a description of our covenant requirements.

As of June 30, 2023 and December 31, 2022, we had cash, cash equivalents and restricted cash of $107.3 million and $138.1 million, respectively. As of June 30, 2023, cash and cash equivalents included cash balances of $72.8 million (December 31, 2022: $61.3 million), which are required to be maintained by the financial covenants in our loan facilities.

As of June 30, 2023, our current portion of long-term bank debt was $106.4 million.

Other significant transactions subsequent to June 30, 2023, impacting our future cash flows include the following:

–Subsequent to June 30, 2023, the Company has repurchased 125,000 shares at an average price of $7.3 for total sum of $0.9 million;
–Two Kamsarmax newbuildings were delivered subsequent to June 30, 2023, and full drawdown on $40.0 million facility mentioned above was made subsequent to the quarter. In total, subsequent to the quarter end, we paid the installments of $51.9 million, for the six Kamsarmax newbuilding contracts, reducing the outstanding contractual commitments balance for newbuildings to $97.8 million;
–Subsequent to June 30, 2023, upon delivery of the last Newcastlemax vessel, we drew down $32.4 million on the $233 million facility, leaving no available draw down balance on the facility and reducing outstanding contractual commitments balance for the six acquired Newcastlemax vessels to nil; and
–On August 29, 2023, the Company announced a cash dividend of $0.10 per share in respect of the second quarter of 2023, which is payable on or about September 19, 2023, to shareholders of record on September 11, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 21, 2023.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, payment of installments for newbuildings, investments relating to environmental requirements and the debt and equity portion of planned and potential investments in new or replacement vessels and repayment of bank loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2023	2022
Net cash provided by operating activities	122,068	279,100
Net cash provided by (used in) investing activities	(307,947)	41,801
Net cash provided by (used in) financing activities	155,129	(362,597)
Net change in cash, cash equivalents and restricted cash	(30,750)	(41,696)
Cash, cash equivalents and restricted cash at beginning of period	138,073	210,017
Cash, cash equivalents and restricted cash at end of period	107,323	168,321

Operating Activities

We have significant exposure to the spot market as only seven of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2023. As of the date of this report, we have nine vessels on fixed rate time charter contracts with an initial contract duration of more than eleven months. From time to time, we may also enter into forward freight agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90% or 95% after completed loading and the remaining 5-10% after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2023 was $122.1 million compared with $279.1 million in the six months ended June 30, 2022. As a substantial part of our fleet trades on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2023, compared with the actual rates achieved during the first six months of 2023, will consequently have a positive or negative comparative impact on the amount of cash provided by operating activities.

The estimated average cash break-even rates on a time charter equivalent ("TCE") basis for the six months ended June 30, 2023 are (i) approximately $13,880 per day for our Capesize vessels without scrubbers and (ii) approximately $9,960 per day for our Panamax vessels. These are the daily rates our vessels must earn to cover current level operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures and contingent rental expense. The average market spot rates for the first six months of 2023 were as follows: for Capesize vessels, approximately $12,229 per day for non-scrubber vessels and for Panamax vessels, approximately $10,485 per day. The average market spot rates from July 1, 2023 to August 30, 2023 were as follows: approximately $13,159 per day for non-scrubber Capesize vessels and approximately $9,213 per day for Panamax vessels.

Investing Activities

Net cash used in investing activities was $307.9 million in the six months ended June 30, 2023 and comprised of:
•proceeds received from the sale of Golden Feng and Golden Shui of $43.6 million;
•proceeds received from the sale of Golden Strength of $15.3 million; and
•repayment of a shareholder loan by TFG Marine of $0.9 million.

This was partially offset by:
•payments totaling $241.0 million for five scrubber fitted Newcastlemax vessels acquired and delivered during six months ended June 30, 2023;
•a 10% deposit totaling $5.0 million for the remaining acquired Newcastlemax vessel;
•payment of $107.1 million in installments relating to ten Kamsarmax newbuilding contracts; and
•other investing cash outflows of approximately $7.9 million mainly related to payments for the installation of ballast water treatment systems and scrubbers on the existing fleet.

Net cash provided by investing activities was $41.8 million in the six months ended June 30, 2022 and comprised of:
•proceeds of approximately $51.5 million from sale of three Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour;
•$5.4 million repayment of a shareholder loan by SwissMarine; and
•$0.9 million proceeds received for sale of associate company SeaTeam Management Pte. Ltd. in 2020.

This was partially offset by:
•$13.7 million in installment payments for four newbuilding contracts entered in 2021 and $2.2 million in payments for the installation of BWTS.

Financing Activities

Net cash provided by financing activities was $155.1 million in the six months ended June 30, 2023, which was comprised of:
•full draw down on the new $250.0 million credit facility entered in January, which refinanced $230.4 million outstanding debt in connection with refinancing of the $93.74 million facility, the $131.79 million facility and the $155.53 million facility;
•a partial $182.0 million drawdown on the new $233.0 million facility entered into to finance acquisitions of six Newcastlemax vessels;
•a full drawdown on the new $80.0 million facility for the four newbuildings delivered during the period; and
•$25.0 million drawdown on the revolving credit facility under the $175 million facility.

This was partially offset by:
•distributions of $60.1 million in cash dividends to our shareholders;
•$230.4 million repayment of outstanding debt in connection with refinancing of the $93.74 million facility, the $131.79 million facility and the $155.53 million facility;
•ordinary repayment of long-term debt of $41.2 million;
•$25.8 million debt repayment on the $233 million debt facility as a result of the sale of Golden Feng and Golden Shui previously securing the facility;
•repayments of $12.4 million in finance lease obligation;
•$4.5 million debt fees paid in connection with the refinancing $230.4 million outstanding debt under three credit facilities and entering into new $80 million facility; and
•$7.5 million in share repurchase payments.

Net cash used in financing activities was $362.6 million in the six months ended June 30, 2022, which was comprised of:
•the new $275.0 million credit facility being fully drawn down; and
•$0.8 million in proceeds from exercised share options.

This was partially offset by:
•distributions of $280.8 million in cash dividends to our shareholders;
•repayment of the $420.0 million credit facility in the total amount of $265.6 million;

•ordinary repayment of long-term debt of $52.3 million;
•repayment of debt in connection with sale of Golden Empress, Golden Enterprise and Golden Endeavour of $20.8 million;
•repayments of $16.2 million in finance lease obligation; and
•$2.8 million debt fees paid in connection with refinancing of $420.0 million facility.

Borrowing Activities

In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The new financing has an interest rate of SOFR plus 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels.

In March 2023, we entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The new financing has an interest rate of SOFR plus 190 basis points and matures in the first quarter of 2025. During the first six months of 2023, five of these vessels were delivered, and we drew down $182.0 million on this facility for the delivered vessels.

During the first six months of 2023, we entered into and finalized the sale of Golden Feng and Golden Shui, vessels which served as collateral for the $233.0 million facility. As such, following the completion of the sale, the undrawn commitment of the facility was reduced by $17.8 million and the remaining sales proceeds of $25.8 million were used to prepay the debt under the $233.0 million facility.

In April 2023, the Company signed an agreement for an $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Outstanding debt under this facility amounted to $80.0 million as of June 30, 2023.

During the second quarter of 2023, the Company drew down $25.0 million on its revolving credit facility under the $175 million facility.

Debt covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants. We are required to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt, maintain positive working capital as defined in our loan agreements which excludes the short-term portion of long-term borrowings and finance lease obligations, and maintain a value adjusted equity of at least 25% of value adjusted total assets. Further, under our $120 million and $304 million debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the outstanding loan. For the $175 million, $275.0 million and $250 million loan facilities, the value should not fall below 130%. For the $233 million loan facility and $80 million loan facility the value should not fall below 120%. For the $260 million lease financing, the value should not fall below 115%.

With regards to free cash, we have covenanted to retain at least $72.8 million of cash and cash equivalents as of June 30, 2023 (December 31, 2022: $61.3 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2023, we were in compliance with all of the financial and other covenants contained in our loan agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well-established banks, which have reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings (excluding deferred charges) as of June 30, 2023 amounted to $1,371.1 million compared to $1,131.5 million as of December 31, 2022, where seven credit facilities bear interest at SOFR plus a margin and one at LIBOR plus a margin.

Interest Rate Swap Agreements

Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on a total notional principal amount of $700 million (December 31, 2022: $500 million) are swapped to fixed rate. In the six months ended June 30, 2023, we recognized a net gain of $9.6 million related to interest rate swap agreements (six months ended June 30, 2022: net gain of $23.8 million). As of June 30, 2023, a notional principal amount of $400 million, with LIBOR as reference rate, had a weighted average fixed interest rate of 1.8% (December 31, 2022: 1.80%). In addition, as of June 30, 2023, a notional principal amount of $100 million, with SOFR as reference rate, had a weighted average fixed interest rate of 3.64% (December 31, 2022: 1.97%). Remaining swaps with total notional principal amount of $200 million are forward-looking.

On June 30, 2023, our interest rate swap derivative contracts with LIBOR reference rate transitioned to SOFR reference rate in accordance with Interbank Offered Rate (''IBOR'') fallback protocol, as published by International Swaps and Derivatives Association (ISDA), Inc and adhered by us in April 2023. As a result, the floating rate will transition from LIBOR to SOFR and the fixed rate will decrease based on the Credit Adjustment Spread ("CAS") of 26.1 basis points upon the next interest reset date in the third quarter of 2023.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, well established banks.

Foreign Currency Swap Agreements

As of June 30, 2023, we had contracts to swap United States dollars to Norwegian Kroner for a notional amount of $5.4 million. In the six months ended June 30, 2023, we recognized a net loss of $21 thousand related to foreign currency swaps (six months ended June 30, 2022: net loss of $0.2 million).

Inflation

Inflation has only had a moderate effect on our expenses given current economic conditions. Significant global inflationary pressures (such as triggered by war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. However, in the event of a shipping downturn, costs subject to inflation can usually be controlled as shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices.

In the first six months of 2023, we have observed moderate inflation affecting ship operating expenses, such as crew expenses, insurance costs and spares freight, however, these effects were not material in comparison to our total ship operating expenses and did not exceed 10% of the Total Operating expenses line. Please refer to “Results of Operations” for more details.

The extent of inflation impact on our future financial and operational results, which could be material, will depend on the duration and severity of the Russo-Ukrainian War and the overall macroeconomic situation.

Commodity Price Risk

Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements

From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, usually well-established banks or other well-known institutions in the market.

In the six months ended June 30, 2023, we recognized a net gain of $47 thousand related to bunker swap agreements (six months ended June 30, 2022: net gain of $1.8 million).

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

FFA

From time to time, we take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2023, we recognized a net loss of $2.7 million related to FFAs (six months ended June 30, 2022: net gain of $0.5 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2023 and June 30, 2022	19

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	20

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and June 30, 2022	22

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2023 and June 30, 2022	24

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	25

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2023 and June 30, 2022

(in thousands of $, except per share data)

	Six months ended June 30,
	2023	2022
Operating revenues
Time charter revenues (including related party amounts of $279 and $2,033 for the six months ended June 30, 2023 and 2022, respectively)	181,693	345,241
Voyage charter revenues	226,946	236,158
Other revenues	1,261	450
Total operating revenues	409,900	581,849

Gain on sale of assets	2,583	9,516
Other operating income (expenses), net	—	(413)

Operating expenses
Voyage expenses and commissions	123,626	122,901
Ship operating expenses (including related party amounts of $1,069 and $1,163 for the six months ended June 30, 2023 and 2022, respectively)	124,061	108,534
Charter hire expenses (including related party amounts of $14,556 and $22,716 for the six months ended June 30, 2023 and 2022, respectively)	26,992	25,683
Administrative expenses	9,329	10,624
Impairment loss on vessels	11,780	—
Depreciation	64,087	64,968
Total operating expenses	359,875	332,710

Net operating income	52,608	258,242

Other income (expenses)
Interest income	2,685	294
Interest expense	(46,197)	(22,154)
Share of results of associated companies	9,868	27,120
Gain on derivatives	6,962	25,877
Other financial items	202	(242)
Net other income (expenses)	(26,480)	30,895

Net income before tax	26,128	289,137
Income tax expense	60	65

Net income	26,068	289,072

Per share information:
Basic earnings per share	$0.13	$1.44
Diluted earnings per share	$0.13	$1.43

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022
(in thousands of $)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	103,897	134,784
Restricted cash	3,426	3,289
Marketable securities	2,635	2,187
Trade accounts receivable, net	30,538	14,950
Other current assets	40,371	54,430
Related party receivables	3,578	2,334
Derivative instruments receivable	13,738	12,262
Favorable charter party contracts	562	—
Inventories	51,682	45,434
Prepaid expenses	9,121	12,503
Voyages in progress	13,229	16,974
Total current assets	272,777	299,147
Long-term assets
Vessels and equipment, net	2,952,894	2,665,785
Vessels held for sale	—	12,542
Finance leases, right of use assets, net	76,177	83,589
Operating leases, right of use assets, net	12,988	15,646
Newbuildings	62,397	91,898
Investments in associated companies	58,399	65,400
Related party receivables	—	837
Derivative instruments receivable long-term	22,579	20,861
Other long-term assets	6,070	1,586
Total assets	3,464,281	3,257,291

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	106,372	92,865
Current portion of finance lease obligations - related party	19,007	18,387
Current portion of operating lease obligations (including related party balances of $2,080 as of June 30, 2023 and $2,010 as of December 31, 2022)	4,900	5,546
Derivative instruments payable	829	1,313
Unfavorable charter party contracts	2,497	—
Related party payables	11,761	9,492
Trade accounts payables	11,225	7,143
Accrued expenses	48,074	43,388
Other current liabilities	38,668	33,494
Total current liabilities	243,333	211,628
Long-term liabilities
Long-term debt	1,252,669	1,027,991
Non-current portion of finance lease obligations - related party	77,816	87,588

Non-current portion of operating lease obligations (including related party balances of $10,272 as of June 30, 2023 and $11,345 as of December 31, 2022)	10,907	13,051
Other long-term liabilities	3,825	—
Total liabilities	1,588,550	1,340,258
Commitments and contingencies
Equity
Share capital (Shares issued: 2023: 201,190,621 shares. 2022: 201,190,621 shares. Outstanding shares: 2023: 199,503,293 shares. 2022: 200,485,621 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
Treasury shares	(12,466)	(5,014)
Additional paid in capital	1,053	851
Contributed capital surplus	1,582,257	1,582,257
Accumulated earnings	294,826	328,878
Total equity	1,875,731	1,917,033
Total liabilities and equity	3,464,281	3,257,291

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and June 30, 2022
(in thousands of $)

	Six months ended June 30,
	2023	2022

Net income	26,068	289,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	64,087	64,968
Amortization of deferred charges	3,066	1,662
Impairment loss on vessels	11,780	—
Share option expenses	203	300
Share of results of associated companies	(9,868)	(27,120)
Dividends received from associated companies	16,868	7,497
Amortization of unfavorable charter party contracts	(545)	—
Mark to market (gain) loss on derivatives	(3,679)	(26,471)
Mark to market (gain) loss on marketable securities	(448)	348
Non-cash lease expense	(131)	(1,608)
Net gain from sale of assets	(2,583)	(9,516)
Other	(534)	(462)
Changes in operating assets and liabilities, net:
Trade accounts receivable	(15,588)	696
Related party payables and receivables balances	1,026	17,638
Other receivables	14,252	(46,003)
Inventories	(6,247)	(4,497)
Voyages in progress	3,744	16,644
Prepaid expenses	3,382	(2,968)
Trade accounts payables	4,082	(1,220)
Accrued expenses	7,959	290
Other current liabilities	5,174	(150)
Net cash provided by operating activities	122,068	279,100
Investing activities
Additions to vessels and right of use assets	(254,010)	(2,242)
Additions to newbuildings	(113,739)	(13,727)
Proceeds from sale of vessels	58,873	51,479
Proceeds from sale of shares in associated companies	—	937
Repayment of loans receivable from related parties	925	5,350
Other investing activities, net	4	4
Net cash provided by (used in) investing activities	(307,947)	41,801
Financing activities
Proceeds from long-term debt	537,140	275,000
Repayment of long-term debt	(297,505)	(338,648)
Repayment of finance leases (including related party amounts of $12,418 and $16,192 for the six months ended June 30, 2023 and 2022 respectively)	(12,418)	(16,192)

Debt fees paid	(4,516)	(2,750)
Distributions to shareholders	(60,120)	(280,835)
Share repurchases	(7,452)	—
Proceeds from share distributions	—	828
Net cash provided by (used in) financing activities	155,129	(362,597)
Net change in cash, cash equivalents and restricted cash	(30,750)	(41,696)
Cash, cash equivalents and restricted cash at beginning of period	138,073	210,017
Cash, cash equivalents and restricted cash at end of period	107,323	168,321

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2023 and June 30, 2022
(in thousands of $, except number of shares)

	Six months ended June 30,
	2023	2022
Number of shares outstanding
Balance at beginning of period	200,485,621	200,435,621
Repurchase of shares	(982,328)	—
Distribution of treasury shares	—	450,000
Balance at end of period	199,503,293	200,885,621

Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(5,014)	(4,309)
Repurchase of shares	(7,452)	—
Shares distributed	—	2,568
Balance at end of period	(12,466)	(1,741)

Additional paid in capital
Balance at beginning of period	851	285
Stock option expense	202	302
Balance at end of period	1,053	587

Contributed capital surplus
Balance at beginning of period	1,582,257	1,762,649
Distributions to shareholders	—	(180,392)
Balance at end of period	1,582,257	1,582,257

Accumulated earnings (deficit)
Balance at beginning of period	328,878	160,055
Loss on distributed treasury shares	—	(1,740)
Distribution from retained earnings	(60,120)	(100,443)
Net income	26,068	289,072
Balance at end of period	294,826	346,944
Total equity	1,875,731	1,938,108

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. ("Golden Ocean," the "Company," "we," or "our") have been stated on the same basis as the Company’s audited consolidated financial statements for the year ended December 31, 2022 and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of our consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the "SEC") on March 16, 2023 (our "Annual Report").

The condensed balance sheet at December 31, 2022, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the interim period ended June 30, 2023 are not necessarily indicative of the results for the year ending December 31, 2023.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are stated in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and those of the Company's subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Our accounting policies have not changed from those reported in our Annual Report.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Recently issued accounting pronouncements are not expected to materially impact the Company.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2023 and 2022 are as follows:

(in thousands of $)	2023	2022
Net income	26,068	289,072

(in thousands)	2023	2022
Weighted average number of shares outstanding - basic	200,337	200,540
Dilutive effect of stock options	541	906
Weighted average number of shares outstanding - diluted	200,878	201,446

In the six months ended June 30, 2023, all 650,000 of outstanding share options during the period were dilutive (six months ended June 30, 2022: 1,100,000 share options were dilutive). In May 2022, 450,000 share options held by the management were exercised, resulting in a decrease of outstanding share options which were dilutive from 1,100,000 to 650,000 as of June 30, 2022.

	2023	2022
Cash dividends per share declared	$0.20	$1.10

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the six months ended June 30, 2023 and 2022 respectively:

(in thousands of $)	2023	2022
Time charter revenues	181,693	345,241
Voyage charter revenues	226,946	236,158
Other revenues	1,261	450
Total operating revenues	409,900	581,849

In the six months ended June 30, 2023 and June 30, 2022, we recognized a total of $6.8 million and $14.5 million, respectively, in demurrage which is included under voyage revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes or the vessel speed. However, from time to time some voyage charter contracts contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The ASC 842 lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this practical expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for our voyage charter contracts there was no lease component in the six months ended June 30, 2023.

For the six months ended June 30, 2023, the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	181,693	—	181,693
Voyage charter revenues	—	226,946	226,946
Other revenues	—	1,261	1,261
Total operating revenues	181,693	228,207	409,900

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $13.2 million of contract assets were capitalized in the period ended June 30, 2023 under "Other current assets", of which $9.5 million was amortized up to June 30, 2023, leaving a remaining balance of $3.7 million. $4.9 million of capitalized fulfillment costs were amortized in the six months ended June 30, 2023, in relation to voyages in progress at the end of December 31, 2022.

Variable lease income included into our time-charter agreements amounted to $11.7 million and $6.8 million for the six months ended June 30, 2023 and 2022, respectively.

As of June 30, 2023 and December 31, 2022, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2023	2022
Voyages in progress (contract assets)	10,806	14,690
Trade accounts receivable	15,000	4,468
Other current assets (capitalized fulfillment costs)	3,743	4,894
Total	29,549	24,052

As at June 30, 2023, we recorded $20.1 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In the first six months of 2023, we recognized $16.2 million in revenue, which was deferred as at December 31, 2022, as the performance obligations were met. Credit loss allowance as of June 30, 2023 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2022.

7. IMPAIRMENT LOSS ON VESSELS

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels were delivered to their new owners in May 2023, resulting in total cash proceeds net of commissions of $43.6 million. The Company recorded an impairment loss of $11.8 million in connection with the sale.

No impairment loss on vessels was recognized in the first six months of 2022.

8. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2023 and June 30, 2022, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2023	2022
Cash and cash equivalents	103,897	163,981
Short-term restricted cash	3,426	4,340
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	107,323	168,321

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $72.8 million of cash and cash equivalents as at June 30, 2023 (June 30, 2022: $65.6 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

9. MARKETABLE SECURITIES

Our marketable securities consist of equity securities in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) (“Eneti”).

(in thousands of $)
Balance as of December 31, 2022	2,187
Unrealized gain, net	448
Balance as of June 30, 2023	2,635

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
10. OTHER CURRENT ASSETS

(in thousands of $)	As of June 30, 2023	As of December 31, 2022
Capitalized fulfillment costs	3,743	4,894
Agent receivables	1,811	2,207
Advances	712	2,023
Claims receivables	6,998	5,967
Bunker receivables on time charter-out contracts	18,441	28,555
Other receivables	8,418	10,784
Other current assets	248	—
Total other current assets	40,371	54,430

Other receivables are presented net of allowances for credit losses amounting to $46.3 thousands as of June 30, 2023 and December 31, 2022. Provision for doubtful debts amounted to nil as of June 30, 2023 and December 31, 2022.

11. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2022	3,300,778	(634,993)	2,665,785
Acquired vessels	247,304	—	247,304
Other additions	8,524	—	8,524
Disposals and transfer to Vessels Held for Sale	(66,404)	22,835	(43,569)
Transfer from newbuildings	143,305	—	143,305
Impairment loss	(11,780)	—	(11,780)
Depreciation	—	(56,675)	(56,675)
Balance as of June 30, 2023	3,621,727	(668,833)	2,952,894

At June 30, 2023, we owned 18 Newcastlemaxes, 33 Capesizes and 30 Panamaxes (At December 31, 2022: 13 Newcastlemaxes, 35 Capesizes and 27 Panamaxes).

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt Newcastlemax vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The newly acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. As of June 30, 2023, five vessels were delivered to the Company and $241.0 million in consideration was paid for these vessels. In addition, the Company paid a 10% deposit totaling $5.0 million for the remaining acquired Newcastlemax vessel.

The time charter contracts attached to the five Newcastlemax vessels delivered in the six months ended June 30, 2023, were valued to net $6.3 million, which was capitalized upon delivery of vessels and recorded as an asset of $0.6 million and a liability of $6.9 million.

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. As of June 30, 2023, the vessels were delivered to their new owners, and as such the vessels are no longer classified as held for sale. The Company recorded an impairment loss of $11.8 million in connection with the sale.

With reference to Note 12, "Newbuildings", during the period four newbuildings were delivered to the Company and related accumulated costs were transferred to the "Vessel and equipment" in the total amount of $143.3 million.

For the six months ended June 30, 2023, we capitalized $2.6 million in total in relation to the installation of ballast water treatment systems and $5.9 million in relation to the completed installation of scrubbers on its owned vessels.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Total depreciation expense for own vessels and equipment was $56.7 million for the six months ended June 30, 2023. In addition, we depreciated $7.4 million of our finance leased assets during the six months ended June 30, 2023.

12. NEWBUILDINGS

Movements in the six months ended June 30, 2023 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2022	91,898
Installments paid	107,091
Capitalized interest expense	3,326
Other	3,387
Transfer to vessels and equipment	(143,305)
Balance as of June 30, 2023	62,397

In 2021 and 2022, the Company entered into agreements to construct a total of ten Kamsarmax vessels. Four vessels have been delivered as of June 30, 2023 and the latest is expected to be delivered to the Company by fourth quarter of 2024.

In the six months ended June 30, 2023, the Company paid installments in total of $107.1 million related to ten newbuildings. During six months ended June 30, 2023, we capitalized interest expense of $3.3 million for our ten Kamsarmax newbuildings.

Remaining Kamsarmax newbuildings commitments of $149.7 million will be partially financed with the proceeds from future sales of older vessels, cash on hand, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

In the six months ended June 30, 2023, four out of the ten Kamsarmax newbuildings were delivered to the Company and related accumulated costs were transferred to "Vessels and equipment" in the total amount of $143.3 million. As of June 30, 2023, the Company had capitalized costs of $62.4 million relating to construction contracts for the six remaining Kamsarmax newbuildings. With reference to Note 24, "Subsequent events", two out of ten Kamsarmax newbuildings under construction were delivered to the Company subsequent to June 30, 2023, bringing the total to six delivered Kamsarmax.

13. VESSELS HELD FOR SALE

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels were delivered to their new owner in May 2023, and as such the vessels is no longer classified as held for sale as of June 30, 2023. The Company recorded an impairment loss of $11.8 million related to the sale.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine to an unrelated third party for $63.0 million. As of June 30, 2022, the vessels were recorded as "Vessels held for sale".

14. OPERATING LEASES

As of June 30, 2023, we had leased in one vessel from SFL and one vessel from unrelated third party, all of which were classified as operating leases. Additionally, as of June 30, 2023 and December 31, 2022 we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2023. The daily time charter rate for SFL operating lease was $17,600, of which $7,000 is for operating expenses (including drydocking costs) until the third quarter of 2022 when the daily time charter rate was reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. Up to June 30, 2023, the daily hire payments was adjusted if the actual three month LIBOR deviated from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire increased or decreased by $50 per day until the third quarter of 2022 and $25 per day in the remaining lease period. This resulted in an average daily rate of $16,041 for SFL operating lease in the first six months of 2023 and we incurred nil in total profit share for all eight SFL vessels in the first six months of 2023 ($1.5 million profit share in the first six months of 2022). With discontinuation of LIBOR as of June 30, 2023,

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
the reference rate will be changed to SOFR. We are currently in discussions with SFL with regards to the calculation of hire rate adjustment going forward.

Contingent or variable lease expense for the eight SFL leases was recorded in 2023 as interest expense of $1.7 million (six months ended June 30, 2022: $0.9 million). We have a purchase option of $112 million en-bloc for eight vessels after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years and expires in 2028.

For the Ultramax vessel, Golden Hawk, which is chartered in from an unrelated third party, the daily rate was $13,200 up to expiry of fixed term contract in February 2022. In 2021, we extended Golden Hawk lease expiring in February 2022 for approximately one year by using extension option in the contract. The daily rate during the first extension period is $13,700. Further, in second half of 2022, we extended the lease expiring in February 2023 for approximately one year by using the second extension option in the contract. The daily rate during the second extension period is $14,200.

Admiral Schmidt and Vitus Bering are 2019-built 104,550 dwt ice-class vessels, chartered in 2019 on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. In February 2022, we exercised the option to extend Admiral Schmidt and Vitus Bering contracts for one year each. Further, in May 2022, we signed a memoranda of agreement with owners of Admiral Schmidt and Vitus Bering, whereby we redelivered the vessels to their owners. We are currently relieved from any duties, obligations liabilities or commitments under the current contracts. In 2022, right of use assets, right of use liabilities and other contract related assets were written off.

For operating leases mentioned above and vessels chartered in on short-term time charters, we have allocated the consideration due under the leases above between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. We have presented a total of $14.4 million and $7.5 million of the non-lease component, or service element, under ship operating expenses for the first half of 2023 and 2022, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.3 million and $0.3 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the first six months of 2023 and for the first six months of 2022, respectively.

We have recognized right of use assets for our long-term operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk lease	Office Leases	Total
Balance as of January 1, 2023	10,361	3,764	1,521	15,646
Additions	—	—	—	—
Amortization	(903)	(1,494)	(261)	(2,658)
Balance as of June 30, 2023	9,458	2,270	1,260	12,988

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In the first six months of 2023, we recorded no impairment of right of use assets for operating leases.

We have recognized lease obligations for our operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Office Leases	Total
Balance as of January 1, 2023	13,355	3,837	1,405	18,597
Additions	—	—	—	—
Repayments	(1,003)	(1,479)	(303)	(2,785)
Foreign exchange translation	—	—	(5)	(5)
Balance as of June 30, 2023	12,352	2,358	1,097	15,807
Current portion	2,080	2,358	462	4,900
Non-current portion	10,272	—	635	10,907

Charter hire and office rent expense

The future minimum rental payments under our non-cancelable operating leases as of June 30, 2023 are as follows:

(in thousands of $)
2023 (remaining six months)	3,274
2024	4,169
2025	3,369
2026	2,809
2027	2,809
2028	1,960
Thereafter	—
Total minimum lease payments	18,390
Less: Imputed interest	(2,583)
Present value of operating lease liabilities	15,807

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

In the six months ended June 30, 2023, the future rental payments include $1.3 million (in the six months ended June 30, 2022: $1.9 million) in relation to office rent costs and $17.0 million (six months ended June 2022: $34.9 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases, including short term leases, was $27.0 million for the six months ended June 30, 2023 (six months ended June 30, 2022: $26.2 million). Total cash paid in respect of operating leases was $23.3 million in six months ended June 30, 2023 (six months ended June 30, 2022: $25.8 million). The weighted average discount rate in relation to our operating leases was 5.15% and 4.81% for the six months ended June 30, 2023 and June 30, 2022, respectively. The weighted average lease term was 4.3 years and 4.0 years for the period ended June 30, 2023 and June 30, 2022, respectively.

Rental income

As of June 30, 2023, we leased out seven vessels on fixed time charter rates (December 31, 2022: five vessels) and 35 vessels (December 31, 2022: 30 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases. Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
The future minimum operating lease revenue receipts under our non-cancelable operating leases as of June 30, 2023 are as follows:

(in thousands of $)
2023 (remaining six months)	22,247
2024	38,384
2025	32,083
2026	107
Thereafter	—
Total minimum lease receipts	92,821

An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and, as such, these contracts are essentially operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of June 30, 2023, the cost and accumulated depreciation of the 42 vessels which were leased out to third parties, were $2,256.0 million and $458.1 million, respectively. As of December 31, 2022, the cost and accumulated depreciation of the 35 vessels which were leased out to third parties, were $1,826.7 million and $404.1 million, respectively.

15. FINANCE LEASES

As of June 30, 2023, we held seven SFL vessels under finance lease (December 31, 2022: seven vessels). With reference to Note 14, "Operating Leases", we have leased in eight vessels from SFL, a related party, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2023. The daily time charter rate for vessels classified as finance lease was $19,135, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $16,435 until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the finance leases, the profit share mechanism is calculated based on a base rate of $14,900 adjusted for reference rate based variable lease consideration. For further description of the calculation of the profit share element and payment structure, refer to Note 14, "Operating Leases". The average daily rate was calculated to be $17,576 for finance leases in 2023 and there was no profit share in the first six months of 2023 for all eight SFL vessels ($1.5 million profit share in the first six months of 2022). Contingent or variable lease expense for the eight SFL leases was recorded in the six months ended June 30, 2023 as interest expense of $1.7 million. In the six months ended June 30, 2022 we recorded a variable lease expense of $0.9 million. The profit share mechanism has not been adjusted with the increased rate.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2023	83,589
Additions	—
Impairment	—
Depreciation	(7,412)
Balance as of June 30, 2023	76,177

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
In the first six months of 2023, we recorded no impairments of right of use assets for vessels under finance leases.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2023	105,975
Additions	—
Repayments	(12,418)
Interest expense on obligations under finance lease	3,266
Balance as of June 30, 2023	96,823
Current portion	19,007
Non-current portion	77,816

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 5.1 years as of June 30, 2023. The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 5.6 years as of December 31, 2022.

The outstanding obligations under finance leases at June 30, 2023 are payable as follows:

(in thousands of $)
2023 (remaining six months)	12,169
2024	24,553
2025	22,551
2026	20,617
2027	20,617
2028	12,320
Minimum lease payments	112,826
Less: imputed interest	(16,003)
Present value of obligations under finance leases	96,823

With regard to the SFL eight Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

16. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2023 and December 31, 2022, we had the following participation in investments that are recorded using the equity method:

(% of ownership)	2023	2022
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")	15.92%	16.40%
United Freight Carriers LLC ("UFC")	50.00%	50.00%

Following the termination of the pool agreement, in February 2022 our 25% share in CCL was sold for $17.5 thousands.

Movements in equity method investments for the six months ended June 30, 2023 are summarized as follows:

(in thousands of $)	SwissMarine	Other	Totals
Balance as of December 31, 2022	51,437	13,963	65,400
Distributions received from associated companies	(7,803)	(9,065)	(16,868)
Loss on disposal of equity method investments	(163)	—	(163)
Share of income	5,322	4,708	10,030
Balance as of June 30, 2023	48,793	9,606	58,399

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

We have an equity investment of 15.92% in SwissMarine, a dry bulk freight operator. We account for this investment under the equity method as we determined that we have a significant influence over the investee. Our ownership in SwissMarine was diluted in March 2023 from 16.4% to 15.92%. In 2019 we have provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine, which was partially repaid by SwissMarine in 2020 and remaining balance of subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in 2022. Further, in 2023, we received dividends from SwissMarine of $7.8 million.

In January 2020, we entered into a joint venture agreement with Frontline plc (formerly Frontline Ltd.) ("Frontline") and its subsidiary Bandama Investments Ltd and Trafigura Pte. Ltd. ("Trafigura") to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We have also provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan had a five-year term and bears interest of LIBOR plus a margin of 7%. In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million, in addition paid dividends of $4.9 million related to 2022. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

We also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. We account for this investment under the equity method, and the book value of the investment amounted to $2.2 million as of June 30, 2023. Further, in 2023, we received dividends from UFC of $4.2 million.

17. DEBT

Debt at June 30, 2023 and December 31, 2022 is summarized as follows:

(in thousands of $)	2023	2022
$275.0 million term loan and revolving facility	252,886	263,943
$304.0 million term loan and revolving facility	207,274	216,622
$250.0 million term loan	243,791	—
$233.0 million term loan	155,448	—
$80.0 million term loan	80,000	—
$155.3 million term loan	—	70,890
$93.75 million term loan	—	70,739
$131.79 million term loan	—	88,856
$175.0 million term loan and revolving facility	132,341	112,387
$260.0 million lease financing	238,333	244,524
$120.0 million term loan	61,068	63,545
U.S. dollar denominated floating rate debt	1,371,141	1,131,506
Deferred charges	(12,100)	(10,650)
Total debt	1,359,041	1,120,856
Less: current portion of debt	(106,372)	(92,865)
Long-term portion of debt	1,252,669	1,027,991

Movements during the six months ended June 30, 2023 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance at December 31, 2022	1,131,506	(10,650)	1,120,856
Loan draw downs	537,140	—	537,140
Loan repayments	(297,505)	—	(297,505)
Capitalized financing fees and expenses	—	(4,516)	(4,516)
Amortization/ write off of capitalized fees and expenses	—	3,066	3,066
Balance at June 30, 2023	1,371,141	(12,100)	1,359,041

In the six months ended June 30, 2023, we made total repayments of $297.5 million including full repayment of outstanding debt amounting to $230.5 million in connection with refinancing of the $93.75 million facility, the $131.79 million facility and

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
the $155.3 million facility, repayment of $25.8 million on $233 million debt facility as a result of sales of Golden Feng and Golden Shui and ordinary repayment of long-term debt of $41.2 million.

In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The facility has an interest rate of SOFR plus 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels.

In March 2023, we entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The new financing has an interest rate of SOFR plus 190 basis points and matures in the first quarter of 2025. During the first six months of 2023, five of these vessels were delivered, and we drew down $182.0 million on this facility for the delivered vessels. During the first six months of 2023, we entered into and finalized the sale of Golden Feng and Golden Shui, vessels which served as collateral for the $233.0 million facility. As such, following the completion of the sale, the undrawn commitment of the facility was reduced by $17.8 million and the remaining sales proceeds of $25.8 million were used to prepay the debt under the $233.0 million facility.

In April 2023, the Company signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Outstanding debt under facility amounted to $80.0 million as of June 30, 2023.

On June 30, 2023, for all our term loan agreements, except for $260.0 million lease financing, the reference rate was changed from LIBOR to three months SOFR rate and adjusted by 26.1 basis points. For the $260 million lease financing we are planning to modify the agreement by the end of September, when the three months LIBOR extracted on June 30, 2023 is no longer valid. In order to simplify the accounting impacts, for all agreements, where the reference rate was updated in 2023, we applied an optional expedient pursuant to ASC 848 'Reference Rate Reform and accounted for modifications of debt as if the modification was not substantial.

As of June 30, 2023, we recorded net deferred charges of $12.1 million as a direct deduction from the carrying amount of the related debt.

The total outstanding debt at June 30, 2023 is repayable as follows:

(in thousands of $)
2023 (remaining six months)	53,182
2024	106,364
2025	447,774
2026	170,437
2027	216,696
2028	318,688
2029	4,000
2030	54,000
Total	1,371,141
Deferred charges	(12,100)
Balance at June 30, 2023	1,359,041

As of June 30, 2023, our current portion of bank long-term debt was $106.4 million.

Assets pledged

As of June 30, 2023, 81 vessels (December 31, 2022: 74 vessels) with an aggregate carrying value of $2,952.9 million (December 31, 2022: $2,665.8 million) were pledged as security for our floating rate debt.

18. OTHER CURRENT LIABILITIES

As of June 30, 2023 and December 31, 2022 our current liabilities were as follows:

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands of $)	2023	2022
Deferred charter revenue	30,949	29,153
Other current liabilities	7,719	4,341
Total other current liabilities	38,668	33,494

19. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2023 and December 31, 2022 are summarized as follows:

(in thousands of $)	2023	2022
Interest rate swaps	35,895	32,858
Bunker derivatives	374	265
Foreign currency swaps	48	—
Asset Derivatives - Fair Value	36,317	33,123

(in thousands of $)	2023	2022
Interest rate swaps	160	—
Foreign currency swaps	79	10
Bunker derivatives	590	1,303
Liability Derivatives - Fair Value	829	1,313

During the six months ended June 30, 2023 and June 30, 2022, the following amounts were recognized in the consolidated statement of operations under the line item "Gain (loss) on derivatives":

(in thousands of $)		2023	2022
Interest rate swaps	Mark to market gain	9,625	23,798
Foreign currency swaps	Mark to market loss	(21)	(189)
Forward freight agreements	Mark to market gain (loss)	(2,689)	481
Bunker derivatives	Mark to market gain	47	1,787
Total		6,962	25,877

20. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:

(in thousands of $, except per share amount)	2023	2022
300 million common shares of $0.05 par value	15,000	15,000

As of June 30, 2023, 199,503,293 common shares were outstanding (December 31, 2022: 200,485,621 common shares), each with a par value of $0.05. As of June 30, 2023, we hold 1,687,328 treasury shares. As of December 31, 2022, we held 705,000 treasury shares.

On October 4, 2022, the Board of Directors authorized a share buy-back program of maximum $100.0 million to purchase up to an aggregate of 10,000,000 of the Company's common shares for a period up to 12 months, commencing October 4, 2022. The maximum amount to be paid per share is $10.0, or equivalent in NOK for shares acquired at Oslo Stock Exchange. The share buy-backs will be carried out by way of repurchases in the market, both on the Oslo Stock Exchange and on the NASDAQ Global Select Market. The Company will report buy-backs carried out continuously and in accordance with the disclosure requirements of the Oslo Stock Exchange. The Company is not obligated under the terms of the program to repurchase any of its common shares. The timing and amount of any repurchase will depend on alternative uses of capital, legal requirements, market conditions, stock price, and other factors, at the discretion of the Board of Directors.

During the six months ended June 30, 2023, the Company acquired an aggregate of 982,328 shares in open market transactions on the Oslo Stock Exchange and the NASDAQ Global Select Market at a weighted average price of approximately $7.58 under its share buy-back program. The shares were acquired at an aggregate purchase price of $7.5 million. As of June 30, 2023, there was 8.6 million of the Company's common shares yet to be repurchased under the plan.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

In the six months ended June 30, 2022, several holders of share options granted in 2020 exercised options to acquire a total number of 450,000 shares in the Company. We settled the applicable options using the equal amount of treasury shares and recorded a loss of $1.7 million in the equity statement.

In the six months ended June 30, 2023, we paid an aggregate of $60.1 million in dividends to our shareholders, or $0.30 per share (six months ended June 30, 2022, $280.8 million, or $1.40 per share). We have recorded the 2023 distributions as a reduction of Accumulated earnings. We have recorded a first quarter of 2022 dividend distribution of $180.4 million as a reduction of contributed surplus account since Accumulated earnings (deficit) were not sufficient. Dividend distribution of $100.4 million paid in the second quarter of 2022 was applied to Accumulated earnings (deficit) account.

21. RELATED PARTY TRANSACTIONS

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. Refer to Note 14, "Operating Leases" and Note 15, "Finance leases" for additional information related to these contracts.

Seatankers Management Co. Ltd. ("Seatankers")
During the first six months of 2023, we have been a commercial manager of 10 (six months ended June 30, 2022: 12) dry bulk vessels owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (six months ended June 30, 2022: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessels owned by Seatankers on short-term time charters.

United Freight Carriers
With reference to Note 16, "Investments in associated companies", we also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider that primarily focuses its activity on smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term. The loan had interest equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine, which included principal loan amount of $5.35 million. Remaining subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in the first quarter of 2022 and there is no outstanding balance as of June 30, 2023.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $0.3 million in the six months ended June 30, 2023 (six months ended June 30, 2022: $2.0 million).

TFG Marine
With reference to Note 16, "Investments in associated companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan has a five-year term and bore interest of LIBOR plus a margin of 7%. In February 2023, TFG fully repaid the outstanding loan of $0.9 million.

In six months ended June 30, 2023, we have paid $72.5 million to TFG Marine in relation to bunker procurement (six months ended June 30, 2022: $88.1 million). Upon purchase, bunkers were recorded as assets on the Consolidated Balance Sheet and were expensed using first-in, first-out basis once consumed during voyage charters. Practically it is not possible to accurately split out related party voyage expenses, and, as such, we have not summarized voyage expenses charged by related party in the table below.

In 2020, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. In May 2022, we increased this guarantee under a bunker supply arrangement with TFG Marine from $20.0 million to $30.0 million. As of June 30, 2023 there are no exposures under the guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2023.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Ltd ("Frontline Management"), a subsidiary of Frontline. Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $25,170 per vessel in 2023 ($26,714 per vessel in 2022). This fee is subject to annual review.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost-plus mark-up model. We buy services from related companies in relation to sales and purchase activities and administrative services in relation to our corporate headquarters. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts recorded as expense from related parties in the six months ended June 30, 2023 and June 30, 2022 is as follows:

(in thousands of $)	2023	2022
Frontline Management	1,069	1,163
SFL	13,482	18,375
Seatankers	1,365	4,793
CCL	—	395
Front Ocean Management AS	1,037	155
	16,953	24,881

Net amounts recorded as expense from related parties comprise of charter hire costs, bunker costs, general management and commercial management fees.
A summary of net amounts charged to related parties in the six months ended June 30, 2023 and June 30, 2022 is as follows:

(in thousands of $)	2023	2022
SFL	132	64
Seatankers	226	256
SwissMarine	279	2,033
UFC	900	—
Other	—	22
	1,537	2,375

Net amounts charged to related parties mainly comprise of commercial management fees and charter hire.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations as of June 30, 2023 and June 30, 2022 is as follows:

(in thousands of $)	2023	2022
Time charter revenues	279	2,033
Other revenues	1,258	342
Other operating income (expenses)	—	(413)
Ship operating expenses	(1,069)	(1,163)
Charter hire expenses1)	(14,556)	(22,716)
Administrative expenses	(1,328)	(589)
	(15,416)	(22,506)

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
1) Including charter hire expense for SFL finance leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of June 30, 2023 and December 31, 2022 is as follows:

(in thousands of $)	2023	2022
Frontline	2,305	1,506
UFC	900	497
Seatankers	198	352
SFL	196	—
Credit loss allowance	(21)	(21)
	3,578	2,334

A summary of balances owed to related parties as of June 30, 2023 and December 31, 2022 is as follows:

(in thousands of $)	2023	2022
CCL	40	40
TFG Marine	11,505	9,219
Other	216	233
	11,761	9,492

As of June 30, 2023 and December 31, 2022, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In addition to the short-term related party balances stated above and for the eight Capesize vessels we charter in from SFL, we have recognized right of use assets and lease obligations for these leases. See also Note 14, "Operating Leases" and Note 15, "Finance leases" for additional information related to these contracts and related lease balances.

22. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $700 million (December 31, 2022: $500 million) are swapped to fixed rate.

Our interest rate swap contracts as of June 30, 2023 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional amount	Inception date	Maturity date	Fixed Interest Rate
Receiving floating pay fixed	50,000	August 2017 1)	August 2025	2.41%
Receiving floating pay fixed	50,000	August 2017 1)	August 2025	2.58%
Receiving floating pay fixed	50,000	August 2019 1)	August 2024	1.39%
Receiving floating pay fixed	50,000	September 2019 1)	September 2024	1.29%
Receiving floating pay fixed	100,000	October 2019 1)	October 2025	2.51%
Receiving floating pay fixed	50,000	March 2020 1)	March 2027	0.94%
Receiving floating pay fixed	50,000	March 2020 1)	March 2027	0.74%
Receiving floating pay fixed	50,000	April 2022 2)	December 2030	2.53%
Receiving floating pay fixed	50,000	July 2022 2)	September 2030	1.77%
Receiving floating pay fixed	50,000	January 2023	January 2033	3.37%
Receiving floating pay fixed	50,000	January 2023 3)	January 2033	2.90%
Receiving floating pay fixed	50,000	March 2023 3)	March 2033	3.00%
Receiving floating pay fixed	50,000	March 2023	March 2025	3.90%
	700,000

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
1) On June 30, 2023, our interest rate swap derivative contracts with LIBOR reference rate transitioned to SOFR reference rate in accordance with Interbank Offered Rate (''IBOR'') fallback protocol, as published by International Swaps and Derivatives Association (ISDA), Inc and adheared by us in April 2023. As a result, the floating rate will transition from LIBOR to SOFR and the fixed rate will decrease based on the Credit Adjustment Spread ("CAS") of 26.1 basis points upon the next interest reset date.
2) SOFR-based forward-looking swaps: first payment date for the interest rate swaps is September 2024.
3) Forward-looking swaps: first payment date for the $50 million 2.90% interest rate swap (SOFR) and $50 million 3.00% interest rate swap is January and March 2025, respectively.

Forward freight agreements ("FFA")

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2023, we had long positions through FFA of net 225 days and net 60 days, with maturity in 2023 and 2024, respectively. As of December 31, 2022, we had long positions through FFA of net 735 days with maturity in 2023.

Bunker derivatives

We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of June 30, 2023, we had outstanding bunker swap agreements for about 33.4 thousand metric tonnes and 1.4 thousand metric tonnes for 2023 and 2024, respectively. As of December 31, 2022, we had outstanding bunker swap agreements for about 26.8 thousand metric tonnes.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of June 30, 2023, we had contracts to swap United States dollars to Norwegian Kroner for a notional amount of $5.4 million. In the six months ended June 30, 2023, we recognized a net loss of $21 thousand related to foreign currency swaps (six months ended June 30, 2022: net loss of $0.2 million). As of December 31, 2022, we had contracts to swap USD to NOK for a notional amount of $0.2 million.

The fair value and changes in fair value of our derivative instruments are further disclosed in Note 19, ''Derivative Instruments Payable and Receivable".

Fair values

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at June 30, 2023 and December 31, 2022 are as follows:

		2023	2023	2022	2022
(in thousands of $)	Level	Fair value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	103,897	103,897	134,784	134,784
Restricted cash	1	3,426	3,426	3,289	3,289
Marketable securities	1	2,635	2,635	2,187	2,187
Related party shareholder loans	2	—	—	837	837
Derivative assets	2	36,317	36,317	33,123	33,123
Liabilities
Long term debt - floating	2	1,371,141	1,371,141	1,131,506	1,131,506
Derivative liabilities	2	829	829	1,313	1,313

Please refer to Note 19, "Derivative instruments payable and receivable", for a breakdown of the derivative assets.

In the six months ended June 30, 2023 and 2022, respectively, there have been no transfers between different levels in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.
•Shareholder loans - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on an annual basis.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

In the first six months of 2023, we took a delivery of five Newcastlemax vessels from H-Line and recorded the cost of vessels acquired based on the fair value of the total consideration paid.

In the first six months of 2023, fair value of favorable and unfavorable time charter contracts acquired as part of the acquisition of Newcastlemax vessels, was measured at fair value upon delivery of vessels. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date.

During the six months ended June 30, 2023, the value of Golden Strength, Golden Feng and Golden Shui, one Panamax vessel and two Capesize vessels, with sales entered into with unrelated third parties in November 2022 and March 2023, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
During the six months ended June 30, 2022, the value of the three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

Assets Measured at Fair Value on a Recurring Basis

Marketable securities are equity securities in a company listed on a U.S. stock exchange and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

23. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We sold eight vessels to SFL in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of June 30, 2023, we had six vessels under construction and outstanding contractual commitments of $149.7 million due by the fourth quarter of 2024. Contractual commitments will be financed through cash on hand, proceeds from future sale of vessels, operating cash flows and debt financing entered into subsequent to the quarter end (please refer to Note 24 "Subsequent Events").

With reference to Note 11, "Vessels and equipment, net", we have outstanding contractual commitments of $45.0 million for the one out of six newly acquired Newcastlemax vessels.

With reference to Note 16, "Investments in associated companies", we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under a bunker supply arrangement with TFG Marine from $20.0 million to $30.0 million. As of June 30, 2023, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2023.

24. SUBSEQUENT EVENTS

In July 2023, the Company signed an agreement for a $40.0 million facility to part finance the two Kamsarmax newbuildings to be delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum.

Subsequent to quarter end, the Company has repurchased 125,000 shares at an average price of $7.3 for a total sum of $0.9 million.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Subsequent to the quarter ended June 30, 2023, two out of ten Kamsarmax newbuildings under construction were delivered to the Company, bringing the total to six delivered Kamsarmax. Subsequent to June 30, 2023, we paid the installments, totaling $51.9 million, for the six remaining Kamsarmax newbuilding contracts. Further, the last of the six newly acquired Newcastlemax vessels was delivered to the Company.

On August 29, 2023, our Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.10 per share in respect of the second quarter of 2023, which is payable on or about September 19, 2023, to shareholders of record on September 11, 2023. Shareholders holding the Company's shares through the Euronext VPS may receive this cash dividend later, on or about September 21, 2023.